Dear Staff:

This is the response to the questions asked of the Bullfinch Fund. The questions are numbered and the responses follow below each question beginning with "a." The Bullfinch Fund will make the usual "Tandy" representation that it will not use the SEC's comment process as a defense:

1) In the initial description of the Unrestricted Series, clarify definition of "conservative" as part of an Item 4 summation.
   a. Added the phrase (i.e., one which seeks to reduce downside risk)
2) In the initial description of the Unrestricted series, change
   "primarily" to "principally."
   a. Change is made
3) In the initial description of the Greater Western New York Series, change "primarily" to "principally."
   a. Change is made.
4) Keep sections 2-8 separate for each series
   a. Change is made
5) Define "Fund" and "Series"
   a. Done in first paragraph on the front cover
6) Remove "Fees and Expense Table."
   a. Change is made.
7) Under the Fees Table, the Shareholder Fee section must be revised to comply with the form.
a. Change is made. The following was irrelevant so did not include:
          You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $[_________] in [name of fund family] funds. More information about these and other discounts is available from your financial professional and in [identify section heading and page number] of the Fund's prospectus and
         [identify section heading and page number] of the Fund's statement of additional information.
8) Under the Fees Table, the Annual Fund Operating Expenses section must be revised to comply with the form.
   a. Change is made.
9) Fee footnote for expense cap (what does contract say)
   a. Eliminated as the Series was under the expense cap.
10) Fee Summary table parentheticals
   a. These were added.
11) IRA fee footnote: remove and insert later on in prospectus
   a. Change is made.
12) Say we truly don't have a 12b-1
   a. Change is made.
13) In example, go back to footnote and return post reimbursement data and remove footnote
   a. Removed as no longer relevant
14) Clarify "conservative" in "Risk/Return" Summary.
   a. Added: (i.e., those which appear to possess reduced downside risk)
15) Makes sure it's clear it's only common stock
   a. Change is made.
16) Add OTC to investment strategy
   a. Change is made.
17) Remove treasuries as a "principal strategy."
   a. Change is made.
18) Plain English clarification of fundamental corporate considerations related to the prospects of the issuer and its industry.
   a. Added: These considerations include: Business, Management,
      Financial and Price.
19) Under "Principal Risks" the rights of common stock holders are subordinate to preferred stocks and bonds.
   a. Change is made.
20) Explain in plain English "Classic" "Opportunistic" and "Defensive"
   a. Added: Defensive candidates tend to have lower risk/lower return prospects than Classic Value candidates. Classic Value candidates pass financial considerations (in general, this means low-to-no debt relative to working capital, a current ratio in excess of two, consistent long-term growth and no negative earnings years.) Opportunistic candidates tend to have higher risk/higher return prospects relative to Classic Value candidates.
21) Eliminate reference to Ben Graham
   a. Eliminated.
22) Don't use the term "benchmark."
   a. Eliminated as it was part of the Ben Graham reference.
23) Add definition of "Micro-cap" to BWNYX Section 4
   a. Change is made.
24) Delete: Each Series' willingness to place a large percentage of its assets in a single stock does distinguish it from most other funds.
   a. Eliminated
25) Say that we do not have a timing requirement for notifying shareholders
   a. This has been added.
26) Clarify it's "common" stock for BWNYX
   a. Change is made.
27) Explain how "Greater Western New York" Name complies with Rule 35d-1.
   a. In previous discussion with the SEC, the SEC asked us to change the name of the Series to "Greater Western New York" in order to comply with Rule 35d-1. The prospectus complies with Rule 35d-1 by addressing the Following three requirements of Rule 35d-1:
      i. The Series has adopted a policy to invest, under normal circumstances, at least 80% of the value of its Assets in investments that are tied economically to the particular country or geographic region suggested by its name;
     ii. The Series discloses in its prospectus the specific criteria used by the Series to select these investments; and
    iii. The Series has adopted a policy to provide the Series' shareholders with at least 60 days prior notice of any change in the policy.

28) In Item 4, Add loss of money is a risk
   a. Added.
29) In Item 4, add Management Risk disclosure
   a. Added
30) In Item 4, Add OTC Risk
   a. Added
31) Change "Concentration" to something else like "Focusing"
   a. Chance is made.
32) CALCULATION METHOD FOR AFTER-TAX RETURNS Look at Item for and either relocate post Item 9 or delete.
   a. Deleted
33) Value Index note is not required, relocate post Item 8 or delete
   a. Deleted
34) MANAGEMENT AND INVESTMENT ADVISER: revise to main heading "Management" with sub-headings for "Investment Advisor" and "Portfolio Manager"
   a. Change is made.
35) PURCHASING AND REDEEMING SHARES: Add that it can be hand-delivered, too (i.e., not just by mail).
   a. Change is made
36) TAX INFORMATION: add clarifying info to indicate that the distribution is taxable. Change to present tense instead of future tense.
   a. Change is made.
37) Explain no need for Item 8 because there are no financial intermediaries
   a. According to the instructions of Form N-1A:
      A Fund may omit the statement if neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services
      The Bullfinch Fund does not pay financial intermediaries to sale it.
38) Item 9: confirm that all strategies and risks in Item 9 have been summarized already in Item 4 (but it does not have to go in the other direction).
   a. This has been confirmed and any duplication has been deleted.
39) Portfolio turnover rate: look at Item 9 statement
   a. This was previously disclosed in Item 4 and has been deleted here.
40) Disclosure of info: it is going beyond what is required
   a. This has been deleted.
41) Objectives & Policies: money market investments for temporary
    "defensive" positions.
   a. These were already included in Item 4 and have been deleted here.
42) Change "Equity" to "Common Stock" in "Equity Selection Criteria"
   a. References to "Equity" have been changed to "Common Stock."
43) Under Greater Western New York "Objective & Policies" say you can't change the 80% rule without giving shareholders 60-days prior notice.
   a. Change is made.
44) INVESTMENT ADVISER: flush out prize winning academic researcher.
   a. This entire section was reduced and the reference eliminated.
45) Eliminate Board of Director history (i.e., private investment partnership)
   a. This was eliminated.
46) PRICING OF SHARES: market pricing done by Adviser
   a. This has been added.
47) PURCHASE OF SHARES AND REINVESTMENTS: first paragraph, when do we inform shareholder of rejection (e.g. "notify within 48 hours")
   a. Added: Such notification will be within 72 hours.
48) "Good order": is this anything more to add?
   a. No, the definition is already included.
49) Include 4pm cut-off for orders: all before get that day's NAV, all orders received after that will get the next business day.
   a. This has been added.
50) Exchange of shares add "by the fund."
   a. Change has been made.
51) REDEMPTION OF SHARES: 4pm.
   a. Change has been made.
52) Clarify or remove "Other extraordinary events which may restrict the Fund from selling its securities or distributing its liquid assets." Only under permitted instances under Rule 22c-1
   a. Added: but only as permitted under Rule 22c-1.
53) SAI: please confirm all non-principle strategies and risks are disclosed in the SAI as required by Item 16 or the SAI is updated accordingly
   a. This has been confirmed.
54) SAI: If you have any principle strategies and risks in the SAI, confirm they have been disclosed in the prospectus.
   a. There are none.
55) SAI: If you do have principal strategies and risks in the SAI, they need to be distinguished from non-principal strategies and risks (this could be done using a heading).
   a. There are none.
56) Remove "More on" in heading: "NON-PRINCIPAL RISKS OF SPECIFIC
    STRATEGIES OF THE FUND"
   a. Change has been made.
57) Revise sub-heading "Objective & Policies."
   a. It has been deleted.
58) Under "Trading Costs" spell out OTC.
   a. Change has been made.
59) Delete "GENERAL RISKS OF THE FUND"
   a. This section has been deleted.
60) If either fund invests in illiquid securities, you need to add it as a non-principle policy
   a. Neither Series invests in illiquid securities.
61) Instead of Fund Service Providers, write "Disclosure of Portfolio Holdings."
   a. This heading has been removed and the text is now part of the Disclosure of Portfolio Holdings section.
62) Can the third party service providers disclose the portfolio holdings?
   a. No, except for custodian to accountant as required.
63) Disclose who's providing info to media (Fund or Adviser)
   a. This information is being disclosed by the Fund as stated.
64) Media: have counsel look at last statement for possible deletion.
   a. It has been deleted.
65) Redemption in Kind: revise and move to redemption
   a. This was revised and moved to the redemption area.
66) Item 17(2)b1: disclose that chairman is interested director and that the Fund has a lead director
   a. This has been done.
67) Item 17(2)b10: disclose experience of directors in text form
   a. This has been done.
68) Under Portfolio Manager, include compensation structure.
   a. This was already done.
69) Is illiquidity truly the only conflict between the funds and the clients?
   a. Yes.

Respectfully submitter,
BULLFINCH FUND, INC.

/s/Christopher Carosa,
President

Date: February 28, 2013